SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SKYLINE MEDICAL INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Units Consisting of Shares of Common Stock, Series B Exchange Warrants and Series C Reset Warrants

(Title of Class of Securities)

Series B Exchange Warrants: 83084T 135

Series C Reset Warrants: 83084T 143

(CUSIP Number of Class of Securities)

Joshua Kornberg

Chief Executive Officer, President and Interim Chairman of the Board

Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

(651) 389-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Martin R. Rosenbaum, Esq. Leah Fleck, Esq. Maslon LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Tel: 612-672-8200 Fax: 612-672-8397	Spencer G. Feldman, Esq. Olshan Frome Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Tel: 212-451-2300 Fax: 212-451-2222

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$16,050,734.70	$1,616.31

*

Estimated for purposes of calculating the amount of the filing fee only. Skyline Medical Inc. (the “Company”) is offering holders of the Company’s outstanding units, each consisting of (a) one share of the Company’s common stock, par value $0.01, (b) one share of Series B Preferred Stock (which will convert into one share of common stock after the Units separate) and (c) four Series A Warrants, each of which can be exercised for one share of common stock at $4.95 per share or for a variable number of shares upon a cashless exercise, depending on the market value of our common stock at the time of exercise (the “Existing Units”), the opportunity to exchange such Existing Units for New Units, each consisting of (i) two shares of the Company’s common stock, par value $0.01 (the “Shares”), (ii) four Series B Exchange Warrants and (iii) four Series C Reset Warrants (together, the “New Units”). The amount of the filing fee assumes that all outstanding Existing Units will be exchanged and is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016. The transaction value was determined by using the average of the high and low price of the Units as reported on The NASDAQ Capital Market on February 19, 2016, which was $8.47.

**

$1,717.45 previously paid.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,590.55	Filing Party: Skyline Medical Inc.
Form of Registration No.: Schedule TO File Number 005-86172	Date Filed: January 22, 2016

Amount Previously Paid: $126.90	Filing Party: Skyline Medical Inc.
Form of Registration No.: Schedule TO File Number 005-86172	Date Filed: February 11, 2016

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements that Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed by Skyline Medical Inc., a Delaware corporation (“Skyline” or the “Company”) on January 22, 2016, as amended by Amendment No. 1 to Schedule TO filed by Skyline on February 11, 2016. This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding units (the “Existing Units”), each consisting of (a) one share of the Company’s common stock, par value $0.01, (b) one share of Series B Preferred Stock (which will convert into one share of common stock after the Units separate) and (c) four Series A Warrants, each of which can be exercised for one share of common stock at $4.95 per share or for a variable number of shares upon a cashless exercise, depending on the market value of the common stock at the time of exercise, to receive one New Unit, each consisting of (i) two shares of the Company’s common stock, par value $0.01 (the “Shares”), (ii) four Series B Exchange Warrants and (iii) four Series C Reset Warrants (together, the “New Units”) per Existing Unit. The offer is subject to the terms and conditions set forth in the Offer Letter, dated February 11, 2016 (the “Offer Letter”), a copy of which was Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer Letter.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

Items 1 through 11 of the Schedule TO and the portions of the Offer Letter referred to in such Items are hereby amended and supplemented by the following:

“On February 23, 2016, the Company issued a press release announcing that it had extended the Exchange Offer until 5:00 p.m., Eastern time, on February 26, 2016. The full text of the press release announcing the extension of the Exchange Offer is filed as Exhibit (a)(5)(D) to Amendment No. 2 to the Schedule TO and is incorporated by reference into the Schedule TO.”

Item 12.         Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(D)	Press Release dated February 23, 2016.

Item 13.         Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SKYLINE MEDICAL INC.

By:	/s/ Joshua Kornberg
Joshua Kornberg
Chief Executive Officer

Date: February 23, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated February 11, 2016 filed on February 22, 2016 as an exhibit to Amendment No. 1 to Schedule TO and incorporated herein by reference.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) filed on January 22, 2016 as an exhibit to our Schedule TO and incorporated herein by reference.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients filed on January 22, 2016 as an exhibit to our Schedule TO and incorporated herein by reference.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients filed on January 22, 2016 as an exhibit to our Schedule TO and incorporated herein by reference.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on April 30, 2015, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015, incorporated herein by reference.
(a)(5)(C)	The Company’s Amendment to Quarterly Report on Form 10-Q/A filed with the SEC on December 9, 2015, incorporated herein by reference.
(a)(5)(D)	Press Release dated February 23, 2016.
(b)	Not applicable.
(d)(1)	Form of Series A Warrant Agency Agreement by and between Skyline Medical Inc. and Corporate Stock Transfer, Inc. and Form of Warrant Certificate filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on July 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(3)	Form of Series A Warrant Certificate (included as part of Exhibit (d)(1)).
(d)(4)	Unit Purchase Option issued in connection with offering of Units filed on August 10, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(5)	Form of specimen certificate evidencing shares of Series B Convertible Preferred Stock filed on August 10, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(6)	Form of Unit Agreement (including form of Unit Certificate) filed on August 20, 2015 as an exhibit to our Registration Statement on Form S-1 (File No. 333-198962) and incorporated herein by reference.
(d)(7)	Form of Warrant Agency Agreement by and between Skyline Medical Inc. and Forms of Warrant Certificates for Series B Exchange Warrant and Series C Reset Warrant (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016).
(d)(8)	Form of Series B Exchange Warrant Certificate (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016).
(d)(9)	Form of Series C Reset Warrant Certificate (included as Exhibit 4.19 to our Registration Statement on Form S-4 filed January 22, 2016).
(g)	Not applicable.
(h)	Not applicable.